EXHIBIT 4.16

Euro 250,000,000.00 revolving credit agreement (the Credit Agreement) entered into on 29 May 2008 in Lugano (Switzerland) by and between Luxottica Group S.p.A., as borrower, Luxottica US Holdings Corporation, as guarantor, Intesa Sanpaolo S.p.A., as facility agent and lender, Banca Popolare di Vicenza S.c.p.A., as lender, and Banca Antonveneta S.p.A., as lender.

Summary of the main commercial terms and conditions (English Language Summary)

Borrower:	Luxottica Group S.p.A.

Guarantor:	Luxottica US Holdings Corporation

Group:	Luxottica Group S.p.A and its subsidiaries
Material Subsidiary	A subsidiary of the Borrower whose total assets or turnover (excluding intra-Group items) equal or exceed 5 per cent of the consolidated total assets or turnover of the Group. For this purpose:

(a) the total assets or turnover of a subsidiary of the Borrower will be determined from its financial statements (consolidated if it has subsidiaries) upon which the latest audited financial statements of the Group have been based;

(b) if a subsidiary of the Borrower becomes a member of the Group after the date on which the latest consolidated financial statements or the consolidated quarterly financial statements (as the case may be) of the Group have been prepared, the total assets or turnover of that Subsidiary will be determined from its latest financial statements;

(c) the consolidated total assets or turnover of the Group will be determined from the latest consolidated financial statements or consolidated quarterly financial statements (as the case may be), adjusted on any quarter date (where appropriate) to reflect the total assets or turnover of any company or business subsequently acquired or disposed of; and

(d) if a Material Subsidiary disposes of all or substantially all of its assets to another subsidiary of the Borrower, it will immediately cease to be a Material Subsidiary and the other subsidiary (if it is not already) will immediately become a Material Subsidiary; the subsequent financial statements of those subsidiaries and the Group will be used to determine whether those subsidiaries are Material Subsidiaries or not.

Facility Agent	Intesa Sanpaolo S.p.A.

Lenders:	Intesa Sanpaolo S.p.A., for a maximum amount equal to Euro 150,000,000.00

Banca Popolare di Vicenza S.c.p.A., for a maximum amount equal to Euro 50,000,000.00

Banca Antonveneta S.p.A., for a maximum amount equal to Euro 50,000,000.00

Facility and Maximum Amount:	Euro 250,000,000 revolving credit facility.

Purpose:	Financing of capital expenditures of the Borrower and of working capital of the Group.

Final Maturity Date:	5 years from the date of execution of documentation for the Facility (the Signing Date).

Availability Period:	3 years from the Signing Date.

Repayment:	The amounts outstanding under the Facility as at the end of the Availability Period will be repaid in 8 (eight) quarterly instalments as set out in the grid below:

Repayment Date	% Amount of the Facility to be repaid

29 August 2011	12%

29 November 2011	12%

29 February 2012	12%

29 May 2012	12%

29 August 2012	12%

29 November 2012	12%

1 March 2013	12%

29 May 2013	16%

Interest Rate:	The aggregate of (i) the relevant of the Interest Rate Basis and (ii) the applicable Margin

Interest Rate Basis:	Euro Interbank Offered Rate (EURIBOR)

Margin:

From the Signing Date up to and including 30 September 2008, the Margin will be 60 bps.

From 1 October 2008 onwards, the Margin will be adjusted quarterly as set out in the grid below and determined by reference to the consolidated financial statements or consolidated quarterly financial statements (as the case may be) of the Group which shall be based on US GAAP:

Consolidated Total Net Debt/ Consolidated EBITDA	Margin per annum (bps)

<1.5x	40

>1.5x and <2.0x	45

>2.0x and <2.5x	50

>2.5x and <3.0x	55

>3.0x	60

Interest Periods:	1, 2, 3 or 6 months at the option of the Borrower or such other periods as may be agreed.

Default interest	150 bps

Arrangement and	Euro 875,000.00 entirely payable at the Signing Date as follows:

Underwriting Fee	(i) Euro 525,000.00 to Intesa Sanpaolo S.p.A.;

(ii) Euro 175,000.00 to Banca Popolare di Vicenza S.c.p.A.;

(iii) Euro 175,000.00 to Banca Antonveneta S.p.A.

Agency Fee	Euro 25,000.00 payable to the Facility Agent annually in advance.

Commitment Fee:

From the date falling 30 days after the Signing Date up to and including the end of the Availability Period, 1/3 of the applicable Margin payable quarterly in arrears on the available undrawn amount of the Facility.

Cancellation/Prepayment:

(a) Voluntary Cancellation and Prepayment: The Borrower will be allowed to cancel without penalty in whole or in part in respect of the undrawn amount of the Facility in minimum amounts of Euro 10 million and multiples of Euro 5 million subject to 5 business days irrevocable notice to the Facility Agent. In addition amounts outstanding under the Facility may be prepaid without penalty in minimum amounts of Euro 10 million and multiples of Euro 5 million or in an amount equal to the outstanding amount of the Facility, subject to 5 business days irrevocable notice to the Facility Agent and the payment of breakage costs if applicable.

(b) Increased Costs, Tax Gross Up and Tax indemnity:  the Borrower may cancel the commitment of and prepay any Lender that makes a claim under these provisions or require the Lender to transfer its commitment and participation to one or more existing or newly introduced Lender(s) willing to assume it.

Mandatory Prepayment:	Mandatory prepayment on: (a) Change of Control: the Facility shall be repayable in full only if (i) a person or an entity or various persons or entities acting in concert and not related to the Del Vecchio family or any entity in which the Del Vecchio family has a beneficial interest acquires control of the Luxottica Group S.p.A., and (ii) the majority lenders (being lenders representing in aggregate an interest in 66 2/3 per cent. of the Facility) determine that such entity or entities acting in concert are of reputation that gives them reason to believe that the Facility will not be repaid as and when due.

For the purposes of this paragraph, control has the meaning given to it pursuant to article 2359 of the Italian civil code and article 93 of the consolidated financial act (d.lgs. 24 February 1998, n. 58); and

(b) Illegality: as a result of illegality unless the illegality can be resolved by the relevant Lender transferring its participation to one or more existing or newly introduced Lender(s) willing to assume it, in which case it must do so at the Borrower’s request.

Financial Statements:	Luxottica Group S.p.A. shall supply to the Facility Agent, among other things:

	a)	its annual audited consolidated financial statements based on US GAAP; and

	b)	its quarterly consolidated financial statements based on US GAAP.

Financial Covenants:	1) Consolidated Total Net Debt to Consolidated EBITDA not to exceed or be equal to 3.5x times.

2) Consolidated EBITDA to Consolidated Net Finance Charges not to fall below 5.0x times.

Financial Covenants shall be tested quarterly for each financial year on the basis of the consolidated financial statements of Luxottica Group S.p.A. which shall based on US GAAP.

For the purpose of the financial covenants:

Consolidated EBITDA means, in respect of any relevant period, the consolidated income from operations of the Group for that relevant period after adding back all amounts for operations for amortisation and extraordinary or non-recurring items, as determined from the consolidated financial statements or the consolidated quarterly financial statements (as the case may be). It includes, on a pro-forma basis, also the relevant results of each other company or business acquired by a member of the Group in the course of a relevant period.

Consolidated Net Finance Charges means, for any relevant period, the consolidated amount of interest expense of the Group, minus interest income.

Consolidated Total Net Debt means, for any relevant period, as determined from the consolidated financial statements or the consolidated quarterly financial statements (as the case may be), the sum of:

(i) bank overdrafts; plus

(ii) current portion of long term notes; plus

(iii) current portion of long term debt; plus

(iv) long term notes; plus

(v) long term debt,

less:

(vi) cash and cash equivalents; and

(vii) cash held as security against loans and other bank indebtedness.

Taxes and other Deductions:	All payments will be made by the Borrower (subject to deductions usual conditions) free and clear of any taxes, levies, duties and any other deductions whatsoever imposed.

Representations and warranties	(a) duly incorporation of the Borrower and validly existence under the law of its jurisdiction of incorporation

(b) power and authority of the Borrower to enter into the Finance Documents

(c) legal, valid and binding obligations assumed by the Borrower in the Finance Documents subject to usual legal reservations

(d) non-conflict of the Finance Documents with laws and regulations applicable to the Borrower, its by-laws and other obligations binding for the Borrower or its assets

(e) all authorisations for the execution of the Finance Documents by the Borrower in place

(f) most recent consolidated financial statements delivered to the Facility Agent prepared in accordance with US GAAP and fairly representing the financial conditions of the Borrower

(g) no adverse circumstance relating to validity, subsistence or use of any of the intellectual property of the Borrower or of any Material Subsidiary which could reasonably be expected to have a Material Adverse Effect

(h) no default by the Borrower or a Material Subsidiary under any other agreement or instrument which could reasonably be expected to have a Material Adverse Effect

(i) no litigation - other than the one reported in the consolidated financial statement relating to financial year 2007 - started or threatened in writing against the Borrower or any of its subsidiaries which are reasonably likely to be adversely determined and, if adversely determined, are likely to have a Material Adverse Effect

(j) no insolvency proceedings or voluntary liquidation procedure started or pending vis-à-vis the Borrower or any of its subsidiaries

(k) no contractual subordination of the obligations of the Borrower under the Finance Documents to other monetary obligations save for privileges created by operation of law

(l) no Event of Default outstanding or reasonably be expected to result from the making of any Utilisation

(m) factual information given by the Borrower to the Facility Agent and the Lenders pursuant to the Credit Agreement truth and substantially accurate as at the moment it is given

General undertakings	(a) no substantial change of business of the Borrower from that carried on as at the date of the Credit Agreement if such change is reasonably likely to have a Material Adverse Effect

(b) no demerger, merger or corporate reconstruction of the Borrower or its Material Subsidiary save for, inter alia, the ones permitted by the Majority Lenders or carried out on solvent basis

(c) no loans made or guarantees given by any member of the Group (except the Borrower and the Guarantor) to third parties save for, inter alia, loans made to other members of the Group and guarantees given in the interest of other members of the Group

(d) compliance by the Borrower with laws applicable to it, if failure so to comply is reasonably likely to have a Material Adverse Effect

(e) maintaining and not terminating by the Borrower and its subsidiaries the intellectual property which is necessary for the business of Group save when failure to do so is reasonably likely to have a Material Adverse Effect

(f) compliance by the Borrower with applicable environmental laws and obtaining and maintaining by it of any environmental permits applicable where failure to do so is reasonably likely to have a Material Adverse Effect.

(g) maintaining by the members of the Group of insurances on and in relation to its business and assets to the extent as is usual for companies carrying on the same or substantially similar business

(h) arm’s length basis complied with in transactions entered into between members of the Group

(i) cooperation by the Borrower with the Facility Agent in assessing the circumstances giving rise to an Event of Default

(j) no sale, lease, transfer or other disposals of any asset by any member of the Group save for, inter alia, the ones made in the ordinary course of the business of the disposing entity

(k) duly and timely payment of taxes imposed upon the Borrower where failure to do so is reasonably likely to have a Material Adverse Effect (save to the extent that payment is being contested in good faith or such payment can be lawfully withheld)

(l) no segregation of assets by the Borrower or any of its subsidiaries incorporated in Italy pursuant to Articles 2447 bis and 2447 ter of the Italian civil code

(m) neither change of the centre of main interests of the Borrower nor set up of its establishments in countries other than Italy

Events of default	(a) no timely and duly payment by the Borrower of any amount payable pursuant to a Finance Document save for, inter alia, strikes in the banking sector

(b) non-satisfaction of financial covenants

(c) violation of any obligation under a Finance Documents (other than the ones under letters (a) and (b) above) by the Borrower where such violation, if capable of remedy, is not remedied within 15 business days after the earlier to occur of the date the Facility Agent has given written notice thereof to the Borrower and the date the Borrower has actual knowledge thereof

(d) misrepresentation in violation of any Finance Document by the Borrower where such misrepresentation, if capable of remedy, is not remedied within 15 business days after the earlier to occur of the date the Facility Agent has given written notice thereof to the Borrower and the date the Borrower has actual knowledge thereof

(e) the Borrower ceasing or threatening in writing to cease to carry on all or a substantial part of its business other than as a result of a merger or intra-group reorganisation permitted under the terms of the Credit Agreement

(f) the Borrower or any Material Subsidiary becoming insolvent or entering into rescheduling agreements or a moratorium being declared vis-à-vis any of their indebtedness

(h) an insolvency proceeding (save for it is contested diligently and in good faith and withdrawn or rejected within 90 days) or a composition with creditors or a liquidation started or entered into or resolved (as the case may be) by Borrower or any Material Subsidiary

(i) any creditor’s process (procedura esecutiva) towards assets of a member of the Group having an aggregate value of €25,000,000 save for it is contested diligently and in good faith and withdrawn or rejected  within 90 days

(j) start of a litigation towards any member of the Group which is reasonably likely to be adversely determined, and if so determined is likely to have a Material Adverse Effect

(k) cross-default in respect of any financial indebtedness of the Borrower or of any Material Subsidiary save for the aggregate amount of the relevant financial indebtedness being lower than Euro 25,000,000.00

(l) unlawfulness of any Finance Document save for it is due to wilful misconduct or gross negligence of the Lenders or the Facility Agent

Material Adverse Effect	A material adverse effect on:

(a) the business, or financial condition of the Group taken as a whole;

(b) the ability of the Borrower to perform its payment obligations under the Finance Documents; or

(c) the validity or enforceability of the Finance Documents or the rights or remedies of any Lender or the Facility Agent under the Finance Documents

Miscellaneous Provisions:

The Facility Agreement contains provisions standard for investment grade financing relating to, among other things, set-off, expenses and indemnities, evidence, communications, amendments and waivers, confidentiality.

Governing Law:	Italian Law

Exclusive jurisdiction	Court of Milan. Lenders and the Facility Agent may also sue the Borrower before any other competent court.